Filed by Coca-Cola West Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Coca-Cola East Japan Co., Ltd. (File Number: 132-02805)
Dated September 30, 2016

Sept. 30, 2016
To Whom it May Concern:

Company	Coca-Cola West Co., Ltd.
Representative	Representative Director and President	Tamio Yoshimatsu
(TSE/FSE Code 2579)
Inquiries	Director/Senior Exec. Officer, Planning & Finance Division	Yasunori Koga
(TEL 092-641-8774)

Company	Coca-Cola East Japan Co., Ltd.
Representative	Representative Director and CEO	Calin Dragan
(TSE Code 2580)
Inquiries	Director, Head of Corporate Administration	Naruhiko Kawamoto
(TEL 03-5575-3749)

Announcement Regarding Proposed Integration and Share Exchange Agreement between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd., and Shift to Holding Company Structure through Company Split, Change of Trade Name and Partial Amendment of Articles of Incorporation of Coca-Cola West Co., Ltd.

Integrated Company to be Named Coca-Cola Bottlers Japan Inc.

Coca-Cola West Co., Ltd. (head office: Fukuoka City, Fukuoka Prefecture; hereinafter referred to as “CCW”) and Coca-Cola East Japan Co., Ltd. (head office: Minato-ku, Tokyo; hereinafter referred to as “CCEJ”) have been engaged in discussions and deliberations regarding a potential business integration in the spirit of equal partnership, based on the “Announcement of Memorandum of Understanding Regarding Business Integration” released on April 26, 2016. As a result of these discussions, both companies have agreed to integrate their businesses (hereinafter referred to as the “Business Integration”) through a combination of a share exchange and absorption-type company split with April 1, 2017 as the expected effective date (hereinafter referred to as the “Effective Date”). The Coca-Cola Company (hereinafter, “TCCC”) also expressed its support of this business integration as the franchisor of Coca-Cola branded products in Japan.

The name of the newly established company as a result of this business integration will be Coca-Cola Bottlers Japan Inc. (hereinafter referred to as the “CCBJI”) with its registered address in Fukuoka and headquarters located in Tokyo.  The CCBJI is approximately 1 trillion yen in revenue based on 2015 financial results of CCW and CCEJ, and to become the world’s 3rd largest Coca-Cola bottler in terms of revenue. CCBJI will continue to proceed on a path of business transformation, building on the previous efforts of CCW and CCEJ, with a focus on serving customers and consumers better, developing employee capabilities, and promoting community-focused initiatives.

Mr. Tamio Yoshimatsu (hereinafter “Mr. Yoshimatsu”), current Representative Director and President of CCW, is expected to be appointed as the Representative Director and President of CCBJI and CCEJ will nominate a second Representative Director. This will be Mr. Vikas Tiku (hereinafter “Mr. Tiku”) who will be nominated as Representative Director, CFO and General Manager of Transformation.  Mr. Tiku, currently CFO for Asia Pacific of TCCC and a director who is not an Audit and Supervisory Committee member of CCW, is expected to step down from both of his current positions and will be seconded to join CCEJ. He will lead the integration preparation efforts of the two companies until the Effective Date.

CCBJI will reflect the best from community-based Japanese bottlers as well as the global best practices of the Coca-Cola system. In line with this principle, CCW, CCEJ and TCCC will have balanced representation on CCBJI’s Board of Directors, with nine directors including two Representative Directors.  An integration Steering Committee led by the presidents of CCW, CCEJ and Coca-Cola (Japan) Company (hereinafter “CCJC”) will be established to lead the integration effort, make strategic decisions regarding CCBJI’s business plan, optimal group structure, and the realization, timing and approach of integration synergies in order to focus on achieving sustainable growth for CCBJI and the Coca-Cola system in Japan. Mr. Tiku will participate in the Integration Steering Committee as General Manager of Transformation. The integration is expected to deliver cost synergies of 20 billion yen over the next three years (based on income before adjustment of taxes, etc.), pending validation by the Integration Steering Committee. Members of the integration planning team will also represent a balance of representation from CCW and CCEJ.

The Business Integration is subject to approval at the general meetings of shareholders of both companies, the approval of relevant governmental authorities, and other conditions.

I. Background, Objective, etc. of the Business Integration

1.	Background and objective of integration

CCW was established in 1960 as Nichibei Inryo Co., Ltd. (later changed to Kitakyushu Coca-Cola Bottling Co., Ltd.) as a Coca-Cola bottler based mainly in the Northern Kyushu area and went on to integrate with five other bottlers beginning in 1999.  It currently serves 22 prefectures across the regions of Kinki, Chugoku, Shikoku, and Kyushu, representing a total population of 45 million. CCW’s sales volumes represent approximately 35% of total Coca-Cola branded products sold in Japan.

CCEJ was established in July 2013, through a business integration of four Coca-Cola bottlers in the Kanto and Tokai regions, including the former Tokyo Coca-Cola Bottling Company, the first Coca-Cola bottler in Japan, founded in 1956. In April 2015, Sendai Coca-Cola Bottling Co., Ltd. was also merged with CCEJ, expanding its sales territories to the South Tohoku, Kanto, and Tokai regions, including Tokyo and 15 prefectures, and representing a population of approximately 66 million. CCEJ’s sales volumes represent approximately 51% of total Coca-Cola branded products sold in Japan.

In the Japanese soft drinks industry, the requirement of customers and consumers have continued to evolve, with a challenging business environment driven by fierce competition among the industry players.

The two companies had been reinforcing ties as entities belonging to the Coca-Cola system in Japan in the area of sales, manufacturing and procurement, and have recently been involved in discussions to proceed with a business integration to grasp new business opportunities and realize sustainable growth amidst a tough business environment. Both companies have now reached the conclusion that integration will allow the building of a stronger business foundation and increase value for all stakeholders—including consumers, customers, suppliers, shareholders and employees of the two entities—by delivering synergies, concentrating the know-how accumulated in both entities, for example, customer-centric sales and marketing activities as well as improvement of production efficiency in manufacturing, and creating an operating structure as the third largest Coca-Cola bottler in the world in terms of revenue, enabling us to respond with speed to the increasingly competitive market.

Through the business integration, CCBJI will pursue a strategy of combining topline growth with aggressive realization of cost synergies and productivity for bottom line delivery, while building and enhancing capabilities to become a world-class Japanese bottler.  CCBJI is expected to generate 20 billion yen of synergies (based on income before adjustment of taxes, etc.) over the course of three years, by leveraging the strengths of the two entities’ community-based commercial operations, together with greater cost competitiveness in supply chain, transformed business processes, optimal human resource allocation and an overall review of how we operate as a Coca-Cola system in Japan.

CCBJI will continue to focus more than ever on community-based business activities and social contribution efforts in order to work in harmony with and succeed together with the local community.

We are confident that this business integration will accelerate the transformation of the Coca-Cola system in Japan and contribute to the development of the entire beverage industry by increasing our competitive advantage in the beverage market.

2.	Overview and scheme of the business integration

The business integration will be executed through the following method.

Pursuant to the resolution of the Board of Directors meetings held today, CCW and CCEJ concluded, as of today, the integration agreement (hereinafter referred to as the “Integration Agreement”) and the share exchange agreement (hereinafter referred to as the “Share Exchange Agreement”) regarding the Share Exchange (“hereinafter referred to as the “Share Exchange”) with CCW as the sole parent company and CCEJ as the wholly-owned subsidiary in Share Exchange.  Furthermore, CCW will execute an absorption-type company split (hereinafter referred to as the “Company Split”) that transfers the rights and obligations of all of CCW’s businesses (hereinafter referred to as the “Business”) other than its group management/administration operations and the management of its assets to a new wholly-owned subsidiary named as New CCW Establishment Preparation Co., Ltd.(hereinafter “New CCW”), in order for CCW to shift to a holding company structure in relation to the business integration.  This holding company will change its name to CCBJI and continue trading under the securities code of the previous CCW (2579). New CCW and CCEJ will be subsidiaries of CCBJI.

CCEJ’s common shares will be delisted from the first section of the Tokyo Stock Exchange (hereinafter “TSE”) as of March 29, 2017 (last date of transaction will be March 28), ahead of the Effective Date of the Share Exchange (April 1, 2017 (scheduled)).

(1)	Structure of the integration
Now
Establish New CCW
Establish new CCW as a wholly-owned subsidiary of CCW.
Share Exchange
Share Exchange with CCW as sole parent company and CCEJ as wholly-owned subsidiary in Share Exchange.
Company split
Absorption-type split transaction, with CCW as the splitting stock company and New CCW as the succeeding stock company, subject to the entry into force of the Share Exchange.
(Note) CCW maintains ownership of Q’sai Co., Ltd.
After execution

Change CCW’s trade name to CCBJI, and change New CCW’s trade name to “Coca-Cola West Co., Ltd.” The change of trade name to CCBJI is an integral part of this integration by using holding company structures and implemented simultaneously with the Share Exchange.

(Note) In addition to New CCW and CCEJ, Q’sai is also included as subsidiary of CCBJI.

(2)	Changes to CCW’s trade name and amendments to the Articles of Incorporation

CCW will change its trade name on the Effective Date and perform necessary amendments to the Articles of Incorporation subject to the entry into force of the Company Split as well as amendment of its Articles of Incorporation as a holding company.

New CCW’s trade name will be “Coca-Cola West Co., Ltd.” as of the Effective Date

Matters regarding amendments to CCW’s Articles of Incorporation including the trade name change are expected to be resolved at its Annual General Shareholders’ Meeting scheduled at the end of March, 2017.

(3)	Electing Directors

The number of directors of CCBJI as of the Effective Date will be nine, including Directors serving on the audit and supervisory committee. CCW, CCEJ and TCCC will have balanced representation on CCBJI’s Board of Directors. The nominations for nine directors assuming board of director of CCBJI as of the Effective Date, including two Representative Directors, Mr. Yoshimatsu, current Representative Director and President of CCW and Mr. Tiku, currently TCCC’s CFO for Asia Pacific and a director who is not an Audit and Supervisory Committee member of CCW, will be resolved at the Annual General Shareholders’ Meeting scheduled at the end of March 2017. Candidates for Director other than Mr. Yoshimatsu and Mr. Tiku (including Directors serving as Audit and Supervisory Committee members) will be announced as soon as they are finalized.

3. Scheduled dates with regard to the integration *dates will be updated per Aota-san’s version

Conclusion of the MOU	April 26, 2016
BOD for approval of the Integration Agreement, the Share	September 30, 2016
Exchange Agreement, establishment of New CCW and
Absorption-Type Company Split Agreement
Conclusion of Integration Agreement, Share Exchange	September 30, 2016
Agreement
Establishment of New CCW	October 27, 2016 (scheduled)
Conclusion of Absorption-Type Company Split Agreement	October 31, 2016 (scheduled)
regarding the company split
Annual General Shareholders’ Meeting (CCW)	End of March, 2017 (scheduled)
Annual General Shareholders’ Meeting (CCEJ)	End of March, 2017 (scheduled)
Final date of transaction (CCEJ)	March 28, 2017 (scheduled)
Date of delisting (CCEJ)	March 29, 2017 (scheduled)
Effective date of Share Exchange	April 1, 2017 (scheduled)
Effective date of company split (CCW)	April 1, 2017 (scheduled)
Date of trade name change (CCW)	April 1, 2017 (scheduled)

4.	Structure etc. after the integration

(1)	Location

The registered address of CCBJI will be Higashi-ku, Fukuoka City, Fukuoka Prefecture and the headquarters will be located in Tokyo.

(2)	Governance Structure

CCBJI will be a company with an audit and supervisory committee.

(3)	Board of Directors

The Board of Directors of CCBJI will consist of a total of 9 directors, including 4 directors serving on the audit and supervisory committee.

II. The Share Exchange

1.	Overview of the Share Exchange

(1)	Date of the Share Exchange

Please see “I. Background and Objective of the Integration and Other Matters 3. Scheduled dates with regard to the integration” above.

(2)	Method of Share Exchange

Shares will be exchanged with CCW as the sole parent company and CCEJ as the wholly-owned subsidiary of the Share Exchange.  Holders of CCEJ common share will receive CCW’s common shares.

The effectuation of this Share Exchange is subject to approval at the Annual General Shareholders’ Meeting of CCW and CCEJ respectively, scheduled at the end of March 2017.

(3)	Allotment in the Share Exchange

	CCW	CCEJ
Allotment in the Share Exchange	1	0.75

(Note 1)
Ratio of allotment in the Share Exchange (hereinafter “Share Exchange Ratio”)

0.75 share of CCEJ’s common stock will be allotted to one common share of CCW. However, CCEJ shares owned by CCW (18,576 shares (as of June 30, 2016) will not be subject to the allotment in the Share Exchange.

The Share Exchange Ratio may be modified in case of circumstances that occur or are discovered that may have significant impact on the calculation of the Share Exchange Ratio above upon discussion and agreement by both parties.

(Note 2)
The number of CCW’s new shares to be issued upon the Share Exchange (Scheduled)

Number of shares to be newly issued upon the Share Exchange:　95,118,264 of commons stock (planned)

The number of shares described above has been calculated based on CCEJ’s issued shares (127,680,144 shares), CCEJ’s treasury shares (837,216 shares), and CCEJ shares owned by CCW (18,576 shares) all as of June 30, 2016.

Moreover, the actual number of shares described above to be issued by CCW may fluctuate as CCEJ will accept exercise of all share acquisition rights issued by CCEJ even or after the date of execution of the Integration Agreement as described in (4) below and plans to retire all treasury shares to be in CCEJ’s possession (including shares to be acquired by CCEJ in response to the demand from dissenting shareholders to purchase shares as per Article 785 of the Companies Act, the rights of the dissenting shareholders exercised in relation to the Share Exchange) up to the time immediately prior to when CCW will acquire all of CCEJ’s issued shares through the Share Exchange.

(Note 3)
Treatment of fractional shares

The following options are available to shareholders in possession of odd lots of CCW shares as a result of the Share Exchange:

1. Demanding purchase of odd lots (sale of shares less than 100)

Allows the shareholder to demand CCW to purchase the shareholder’s holdings of CCW’s odd lots based on the rule stipulated in Article 192, Clause 1 of the Companies Act.

2. Adding to holdings of shares less than 1 unit (purchase to constitute 100 shares)

Allows the shareholder, except for the case where CCW does not have treasury shares in number subject to the demand by the shareholder, to demand CCW to sell its shares to the shareholder so that the CCW shares in the possession of the shareholder constitute 1 unit (100 shares) by adding to the odd lots based on rules stipulated in Article 194, Clause 1, of the Companies Act.

(Note 4)
Treatment of shares less than 1 share

Shareholders to be allotted CCW shares that do not constitute 1 share as a result of the Share Exchange shall be paid the amount equivalent to the share of less than 1 share and will not receive allocation of shares in accordance with Article 234 of the Companies Act or other relevant laws and ordinances.

(4)	Treatment of share acquisition rights and bonds with share acquisition rights as a result of the Share Exchange

CCEJ, at its own expense, may acquire all the issued share acquisition rights upon the consent from the holders of the share acquisition rights. (However, the acquisition price of one share acquisition right shall be below the value calculated by following method: market value of one CCEJ common share multiplied by 100, minus JPY 100.) CCEJ may also elect to accept the exercise of all share acquisition rights by the holders of the share acquisition rights in accordance with the provisions of the relevant Issuance Guidelines for Share Acquisition Rights. Any share acquisition rights that are not acquired by CCEJ as described above and are not exercised by the holders by the final date of the exercise period described in Issuance Guidelines for Share Acquisition Rights or by the date immediately before the Effective Date, whichever is earlier, will be acquired free of charge and retired by CCEJ, as stipulated in the Issuance Guidelines for Share Acquisition Rights and the relevant allotment agreement between CCEJ and the holders by the date immediately before the Effective Date.

(5)	Distribution of surplus

The shareholders or registered pledgees of shares of either entity recorded or entered in the final shareholders register of December 31, 2016, are scheduled to receive payment of year-end dividend subject to resolution by the respective Annual General Shareholders’ Meeting.

2.	Rationale etc. regarding allotment details of the Share Exchange

(1)	Rationale and reason for allotment

In order to secure fairness and validity in the analysis of the Share Exchange Ratio used in the Share Exchange, described above in II. 1. (3) “Allocation content of the share exchange,” it was decided that CCW and CCEJ would each request a third party independent of either entity to analyze the share exchange ratio. CCW chose SMBC Nikko Securities Inc. (hereinafter, “SMBC Nikko Securities”) and CCEJ chose JPMorgan Securities Japan Co., Ltd. (hereinafter, “J.P. Morgan”) as their respective third-party financial advisor.

Each party requested its respective third-party financial advisor to calculate the Share Exchange Ratio to be used in the Share Exchange, and by referencing the said results said analysis and in light of due diligence results, etc., proceeded with careful negotiations and discussions regarding the Share Exchange Ratio with comprehensive consideration for the financial status, status of assets, future outlook, etc., and reached a final consensus on the validity of the Share Exchange Ratio. The Share Exchange Ratio was finalized and agreed to at the respective Board of Directors meetings held today.

(2)	Matters of analysis

(i) Names of the financial advisors and relationships with both companies

CCW’s financial advisor, SMBC Nikko Securities, and CCEJ’s financial advisor, J.P. Morgan, are both independent of CCW and CCEJ, are not related parties of CCW or CCEJ, and do not have any significant vested interest worthy of indication with regard to the Share Exchange.

(ii) Overview of the analysis

(SMBC Nikko Securities)

SMBC Nikko Securities has adopted the market value method (September 29, 2016 will be the reference date, average closing prices of one month and three month periods prior to the reference date, as well as the average closing prices of the period from August 15, 2016, which is the business day immediately after the Second Quarter Earnings Release of FY2016 for both entities, up to the reference date) in light of the fact that CCW is listed on TSE and the Fukuoka Stock Exchange (hereinafter, “FSE”) and CCEJ on TSE, thus each has a market value.  SMBC Nikko Securities has adopted the discounted cash flow method (hereinafter, “DCF method”) in order to reflect the status of future business activities in the computation.

Moreover, the share exchange ratio report by SMBC Nikko Securities was created to serve as reference information for CCW to determine the Share Exchange Ratio and does not represent its views on the fairness of the Share Exchange Ratio agreed to and finalized between the two entities.

Below are the computation results of the number of CCW’s common shares to be allotted for each common share of CCEJ based on each valuation method.

Adopted method	Share Exchange Ratio computation result
Market value	0.74 ～ 0.78
DCF	0.67 ～ 0.85

In principle, SMBC Nikko Securities has taken the information provided from the two entities as well as publicly disclosed information as provided in computing the Share Exchange Ratio, and assumed that such documents and information, etc., are all accurate and complete, and have not conducted independent studies on their accuracy or completeness. SMBC Nikko Securities has not conducted independent evaluations, appraisals or valuations of the assets and liabilities (including contingent liabilities) of the two entities nor their affiliates, including individual analysis and evaluation of each asset or liability, and has not requested any third party to perform appraisals or valuations thereof. Additionally, it is assumed that the financial forecasts of the two entities have been rationally prepared by their respective senior management, based on the best predictions and judgment possible at this time. The Share Exchange Ratio computation by SMBC Nikko Securities is based on information and economic conditions current as of September 29, 2016.

Consequently, CCW’s business plan from FY2016 to FY2025, which SMBC Nikko Securities used as one of its computation assumptions in the DCF method, includes business years with significant earnings fluctuations. Specifically, in FY2016 ending in December 2016, 43.7% operating income growth is estimated year-on-year due to robust growth of the soft drink business and improvement of business quality, and in FY2017 ending in December 2016, significant growth is expected year-on-year due to the one-time impact of extraordinary losses, etc., from the Kumamoto Earthquake. CCEJ’s business plan from FY2016 to FY2025 which SMBC Nikko Securities used as the basis for its computation using DCF method also includes business years with major fluctuations. Specifically, considerable earnings growth is expected year-on-year in FY2016 and FY2019 as a result of streamlining mainly in the supply chain area such as manufacturing and logistics/distribution and cost reduction efforts, as well as the realization of investment returns, etc.

(J. P. Morgan)

J.P. Morgan performed an average share price analysis on the common stock of CCW and CCEJ, as well as a comparable companies analysis and a discounted cash flow (“DCF”) analysis based on publicly available information pertaining to CCW and CCEJ, forecasts pertaining to CCEJ prepared and furnished to J.P. Morgan by the management of CCEJ, and forecasts pertaining to CCW prepared by the management of CCW and adjusted by the management of CCEJ. The ranges of the Share Exchange Ratio for the Share Exchange based on each method are as indicated below. The ranges of the Share Exchange Ratio below show the range of the number of shares of the CCW common stock to be allotted for each share of common stock of CCEJ.

In performing the average share price analysis, J.P. Morgan used September 29, 2016 as the base date (“Base Date”) and reviewed the per share closing price trading data of the common stock of CCW and CCEJ on the Base Date and the average daily closing share prices of CCW and CCEJ on the Tokyo Stock Exchange (“TSE”) for one-month, three-month and six-month periods ending on the Base Date.

The business plan of CCW for fiscal years ending December 2016 to December 2025 which served as the basis for J.P. Morgan’s DCF analysis did not have any fiscal year with an expected substantial earnings increase or decrease. On the other hand, the business plan of CCEJ for fiscal years ending December 2016 to December 2025 which served as the basis for J.P. Morgan’s DCF analysis included fiscal years with an expected substantial earnings increase. Specifically, the earnings for fiscal years ending December 2016 and December 2019 are expected to increase substantially on a year-on-year basis, due to, among other things, improved efficiency in the field of supply chain such as manufacturing, logistics and delivery as well as cost reduction and investment effects.

	Analysis Method	Range of the Share Exchange Ratio
1	Average Share Price Analysis	0.70 ～ 0.80
2	DCF Analysis	0.69 ～ 0.80
3	Comparable Companies Analysis	0.55 ～ 0.70

J.P. Morgan delivered to the Board of Directors of CCEJ a written opinion dated September 29, 2016 that, as of such date, and based on and subject to the factors and assumptions set forth in that written opinion, the Share Exchange Ratio in the Share Exchange was fair, from a financial point of view, to the holders of common stock of CCEJ (other than CCW and its subsidiaries and affiliates).

The written opinion was provided solely for the benefit of the Board of Directors of CCEJ in connection with its analysis of the Share Exchange and for reference purposes in performing such analysis. The written opinion does not constitute a recommendation to any shareholder of CCEJ as to how such shareholder should vote with respect to the Share Exchange or any other matter.

In giving its opinion and conducting analyses with respect to the Share Exchange Ratio, which was the basis for the written opinion, J.P. Morgan has relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by CCEJ and CCW or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan has not independently verified (nor has it assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has it evaluated the solvency of CCEJ or CCW under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of CCEJ and CCW to which such analyses or forecasts relate, and based on the assessments of the management of CCEJ as to the relative likelihood of achieving the future financial results reflected in the forecasts of CCW prepared by the management of CCW as well as the forecasts of CCW prepared by the management of CCW and adjusted by the management of CCEJ, we have relied on such adjusted forecasts of CCW. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan has also assumed that the Share Exchange and the other transactions contemplated by the Share Exchange Agreement and the Integration Agreement (together, the “Agreements”) will qualify as a tax-free reorganization for Japanese tax purposes and will be consummated as described in the Agreements, and that the definitive Agreements will not differ in any material respects from the drafts thereof furnished to J.P. Morgan. J.P. Morgan has also assumed that the representations and warranties made by CCEJ and CCW in the Agreements and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis and that CCEJ will have no exposure under any indemnification obligations contained within the Agreements or the related agreements in any amount material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory, tax or accounting expert and relied on the assessments made by advisors to CCEJ with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange would be obtained without any adverse effect on CCEJ or CCW or on the contemplated benefits of the Share Exchange.

The opinion and analyses of J.P. Morgan with respect to the Share Exchange Ratio, which was the basis for the written opinion provided by J.P. Morgan, were necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of September 29, 2016. It should be understood that subsequent developments may affect the opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such analyses and opinion. The written opinion was limited to the fairness, from a financial point of view, to the holders of common stock of CCEJ (other than CCW and its subsidiaries and affiliates) of the Share Exchange Ratio in the proposed Share Exchange and J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the Share Exchange to the holders of any other class of securities, creditors or other constituencies of CCEJ or as to the underlying decision by CCEJ to engage in the Share Exchange. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Share Exchange, or any class of such persons relative to the Share Exchange Ratio applicable to the holders of common stock of CCEJ in the Share Exchange or with respect to the fairness of any such compensation.  J.P. Morgan expressed no opinion as to the price at which common stock of CCEJ or CCW will trade at any future time.

The forecasts for CCEJ and CCW furnished to J.P. Morgan by CCEJ were prepared by the managements of CCEJ and CCW. Further, J.P. Morgan relied on forecasts for CCW as adjusted by the management of CCEJ in giving its opinion and conducting analyses with respect to the Share Exchange Ratio. Neither CCEJ nor CCW publicly discloses internal management forecasts provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Share Exchange, and such forecasts were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in these forecasts.

The foregoing summary of the results of the analysis of the Share Exchange Ratio and the summary of the method of such analysis does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In providing its opinion, J.P. Morgan did not attribute particular weight to any specific analyses or factors considered by it and did not form a view as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in providing its opinion. None of the selected companies reviewed as described in the above analysis as a comparison is identical to CCEJ or CCW or any of their respective operating units or subsidiaries. However, the companies selected were chosen because they are publicly traded companies with businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of CCEJ and CCW, as the case may be. The analyses necessarily involve complex considerations and judgments concerning differences in financial and business characteristics of the companies involved and other factors that could affect the companies compared to CCEJ and CCW.

J.P. Morgan has acted as financial advisor to CCEJ with respect to the proposed Share Exchange and will receive a fee from CCEJ for its services, a substantial portion of which will become payable only if the proposed Share Exchange is consummated. In addition, CCEJ has agreed to indemnify J.P. Morgan against certain liabilities arising out of its engagement. During the two years preceding the date of the written opinion, J.P. Morgan and its affiliates have not provided any other material financial advisory services, commercial banking services or investment banking services to CCEJ or CCW. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of CCEJ and CCW. In the ordinary course of the businesses of J.P. Morgan and its affiliates, J.P. Morgan and its affiliates may actively trade the debt and equity securities or other financial instruments (including derivatives, bank loans or other obligations) issued by CCEJ or CCW for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

(3)	Prospects and reasons for delisting

As a result of the Share Exchange, CCEJ will become a wholly-owned subsidiary of the holding company as of the effective date (April 1, 2017), and CCEJ’s common shares are expected to be delisted according to the delisting standards of the first section of TSE as of March 29, 2017.

After delisting, CCEJ’s common shares will no longer be able to be traded on TSE, however, CCW’s common shares allocated to CCEJ’s shareholders through the Share Exchange are listed on the first section of TSE and FSE, and are available for transaction at the Financial Instruments Exchange on or after the effective date of the Share Exchange.

Accordingly, we believe that liquidity of shares will be provided to CCEJ shareholders who own 100 or more shares of CCEJ’s common stock and who receive 100 or more shares of CCW (= 1 unit) through allotment as a result of the Share Exchange, despite there being a possibility that they will be allotted some common stock of less than one unit according to the number of shares held, because they will remain capable of trading shares constituting one unit or more on the first section of TSE and FSE. On the other hand, CCEJ shareholders who own less than 100 shares of CCEJ’s common stock will receive less than 100 shares of CCW common stock through allotment become holders of shares less than one share of CCW as a result of the Share Exchange. Such fractional shares cannot be sold at the Financial Instruments Exchange; however, those shareholders to be in possession of fractional shares are eligible to make use of CCW’s programs to purchase the fractional shares or to sell the fractional shares so that they add up to 1 unit, as requested by the shareholder. Please refer to “II.1. (3) (Note:3) Treatment of fractional shares” above for details. For details on the treatment of shares less than 1 share as a result of the Share Exchange, please refer to ““II.1. (3) (Note: 4) Treatment of shares less than 1 share”.

(4)	Measures to ensure fairness

(i) Report from a third-party

In order to ensure fairness/validity of the Share Exchange Ratio of the Share Exchange, CCW received a Share Exchange Ratio Report of the Share Exchange from SMBC Nikko Securities, a third-party organization. CCW has not received a Fairness Opinion from the third-party organization, SMBC Nikko Securities, stating the financial validity of the Share Exchange Ratio for CCW.

In order to ensure fairness/validity of the Share Exchange Ratio for the Share Exchange, CCEJ received a valuation report regarding the Share Exchange Ratio as well as a Fairness Opinion dated September 29, 2016 from the third-party organization, J.P. Morgan, stating that, as of such date, and based on and subject to the factors and assumptions set forth in that written opinion, the Share Exchange Ratio in the Share Exchange was fair, from a financial point of view, to the holders of common stock of CCEJ (other than CCW and its subsidiaries and affiliates).

(ii) Advice from external legal office

CCW has received legal advice on the execution of due diligence and the administrative processes of the Business Integration from Mori, Hamada & Matsumoto, as legal advisor to CCW for the Business Integration.

CCEJ has received legal advice on the execution of due diligence and the administrative processes of the Business Integration from Anderson, Mori & Tomotsune, as legal advisor to CCEJ for the Business Integration.

(5)	Measures to prevent conflict of interest

Mr. Tiku, Director of CCW not serving as Audit and Supervisory Committee member, has not been involved in the discussion and resolution of the Share Exchange nor negotiation/discussion of the Share Exchange, as he has been concurrently serving TCCC’s CFO for Asia Pacific, and will be seconded to CCEJ.

Mr. Irial Finan, Director of CCEJ, has not been involved in the discussion and resolution of the Share Exchange nor negotiation/discussion of the Share Exchange, as he has been concurrently serving an executive vice president of TCCC which has 100% of issued shares of European Refreshments, Inc., CCEJ’s top shareholder.

3.	Outline of parties to the Share Exchange

(1)	Organizational outline (as of the end of June, 2016)

Trade name	Coca-Cola West Co., Ltd.		Coca-Cola East Japan Co., Ltd.
Location	7-9-66 Hakozaki, Higashi-ku, Fukuoka		6-1-20 Akasaka, Minato-ku, Tokyo
City, Fukuoka Prefecture
Representative	Representative Director & President		Representative Director, President &
Title/Name	Tamio Yoshimatsu		CEO Calin Dragan
Description of	Production and sale of		Production and sale of beverages
Business	beverages/foods
Capital	15,231MM yen		6,499MM yen
Foundation	Dec. 20, 1960		June 29, 2001
Shares Issued	111,125,714 shares		127,680,144 shares
Accounting Term	Dec. 31		Dec. 31
No. of Employees	1,637 persons (Non-consolidated)		4,433 persons (Non-consolidated)
	8,778 persons (Consolidated)		8,212 persons (Consolidated)
Principal Customers	Companies, general consumers, etc.		Companies, general consumers, etc.
	in Japan		in Japan
Main Financing	The Nishi-Nippon City Bank, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Banks	Sumitomo Mitsui Trust Bank, Limited		Mitsubishi UFJ Trust and Banking Corporation
	The Bank of Fukuoka, Ltd.		Mizuho Bank, Ltd.
	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation
	Mizuho Bank, Ltd.		Sumitomo Mitsui Trust Bank, Limited
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		The 77 Bank, Ltd.
Major Shareholders	Ricoh Co., Ltd.	15.37%	European Refreshments	16.13%
and Shareholding	The New Technology Development Foundation	4.76%	Coca-Cola (Japan) Company Limited	13.05%
Ratio	Satsuma Shuzo Co., Ltd.	4.23%	Sensyusha Co., Ltd.	4.26%
	MCA Holdings CO., LTD.	3.97%	Toyo Seikan Group Holdings, Ltd.	4.01%
	Coca-Cola Holdings West Japan, Inc.	3.67%	State Street Bank and Trust Company	2.74%
Relationships between the concerned parties
Capital relationship	CCW owns 20,511 shares (including 1,935 shares indirectly owns) of CCEJ shares (0.02% of issued shares).
Personal	N/A
relationship
Business	Sale/purchase transactions between CCW and CCEJ
relationship
Related party	N/A
relationship

(2)	Consolidated Financial Results of the last 3 years

	Coca-Cola West Co., Ltd.			Coca-Cola East Japan Co., Ltd.
Fiscal Year	FY2013	FY2014	FY2015	FY2013	FY2014	FY2015
Net Asset	257,936	254,150	260,878	216,191	213,754	230,945
Total Asset	374,418	337,260	378,105	314,490	342,672	371,771
Net Assets per Share (yen)	2,359.82	2,325.19	2,386.81	1,785.92	1,764.07	1,817.67
Net Sales Revenue	431,711	424,406	440,476	372,792	523,299	563,162
Operating Income	15,927	11,008	14,262	7,581	9,356	10,791
Ordinary profit	16,606	10,609	13,723	7,732	9,606	10,411
Profit attributable to owners of the parent	13,625	4,482	9,970	11,582	3,434	5,354
Net Income per Share (yen)	128.15	41.07	91.35	139.70	28.37	42.70
Dividend per Share (yen)	41	41	41	32	32	32
(Unit: MM yen. Excl. those under special notation.)
III. Company Split

1.	Outline of the company split

(1)	Scheduled dates of the Company Split

Please see “I. Background and Objective, etc. of the Business Integration, 3. Scheduled dates with regard to the Business Integration”.

(2)	Method of the Company Split

Absorption-type company split with CCW as the splitting company and new CCW as the succeeding company. This is subject to approval of the General Shareholders Meeting of CCW to be held at the end of March 2017.

(3)	Allocation details in relation to the Company Split

There will be no allocation of shares or other compensation by new CCW in the course of the Company Split.

(4)	Treatment of share acquisition rights and bonds with share acquisition rights in relation to the Company Split

N/A

(5)	Capital increase/decrease as a result of the Company Split

N/A

(6)	Rights and obligations succeeded by the succeeding company

New CCW will succeed assets, liabilities, contractual status and other rights and obligations of all of CCW’s business other than its group management/administration operations and the management of its assets. Real estate and share of Q’Sai Co., Ltd. owned by CCW shall not be transferred to New CCW. Liabilities will be succeeded through the cumulative assumption of debt.

(7)	Expected fulfillment of obligations

It is assumed that there will be no issues with the expected fulfillment of obligations to be fulfilled by CCW and new CCW on or after the Effective Date upon the Company Split.

2.	Outline of parties to the Company Split

For outline of CCW, the splitting company in the Company Split, please refer to “II. The Share Exchange

3. Outline of parties to the Share Exchange” above.

Below is the outline of new CCW, a succeeding company in the Company Split to be established.
(1)	Name	New CCW Establishment Preparation Co., Ltd.
(2)	Location	7-9-66 Hakozaki, Higashi-ku, Fukuoka City, Fukuoka Prefecture
(3)	Representative Title/Name	Representative Director & President Tamio Yoshimatsu
(4)	Description of Business	Production and sale of beverages/foods
(5)	Capital	100MM yen
(6)	Foundation	October 27, 2016 (planned)
(7)	Shares Issued	One share
(8)	Accounting Term	Dec. 31
(9)	Major Shareholders and Shareholding Ratio	Coca-Cola West Co., Ltd. 100%
(10)	Relationships between the concerned parties	Capital relationship	To be established as the wholly-owned subsidiary of CCW.
		Personal relationship	Directors will be dispatched from CCW.
		Business relationship	No business with CCW since it is not yet in operation.

3. Outline of business units to be split
(1)	Description of business by the business unit to be split
All CCW business excluding group management/administration operations and management of assets.

(2)	Business performance of the business unit to be split (FY2015)	(Unit: MM yen)
	Business Unit (a)	Absorbed company Non-consolidated (b)	Ratio (a/b)
Net Sales Revenue	370,510	370,510	100%
Operating Income	7,869	7,869	100%
Ordinary Profit	10,692	10,692	100%

(3)	Asset/liability titles and book value subject to the split (As of June 30, 2016)	(Unit: MM yen)
Asset		Liabilities
Item	Book Value	Title	Book Value
Current Assets	129,210	Current Liabilities	57,427
Fixed Assets	99,467	Fixed Liabilities	3,006
Total	228,677	Total	60,433

IV.	Changes to trade name and partial amendments to the Articles of Incorporation
1.	Reason for the change

As of the Effective Date, amendments will be made to parts of the Articles of Incorporation of CCW, such as the trade name and business purpose etc., (the trade name of New CCW Establishment Preparation Co., Ltd. will be changed to Coca-Cola West Co., Ltd.) as a result of the shift to a holding company structure due to the Business Integration, on the condition that the agenda items regarding the Share Exchange and the Company Split are approved at the General Shareholders Meeting of CCW to be held end of March, 2017.

Also, the trade name of New CCW Establishment Preparation Co., Ltd. shall be changed to Coca-Cola West Co., Ltd. as of the Effective Date.

Summary of amendments to the Articles of Incorporation of CCW.
*Please refer to Japanese document for the full list of amendments.
Article 1. Trade Name	Change trade name from Coca-Cola West Company, Limited to Coca-Cola Bottlers Japan Inc.
Article 2. Objective	Add clause for holding company
Article 6. Maximum Number of Shares to be issued	Change maximum number of shares to be issued from 270 million shares to 500 million shares
Article 20. Number of Directors	Change maximum number of directors from 15 to 10.
Article 28. Limitation of Liability of The Directors	Add cause to waive liability of directors
Supplemental Provision	Change of date of referring agreement to use Coca-Cola as trade name

2.	Scheduled date of change
April 1, 2017

V.	Status after the Business Integration
1.	Status of the listed company (holding company) after the Business Integration (planned)
(1)	Name	Coca-Cola Bottlers Japan Inc.
(2)	Location	(Registered head office) 7-9-66 Hakozaki, Higashi-ku, Fukuoka City, Fukuoka Prefecture (Headquarters) Tokyo
(3)	Representative Title/Name	Representative Director & President Tamio Yoshimatsu Representative Director, CFO & General Manager of Transformation Vikas Tiku
(4)	Description of Business	Group management/administration operations and the management of assets
(5)	Capital	15,231 MM yen
(6)	Accounting Term	Dec. 31
(7)	Net Asset	Not yet finalized
(8)	Total Asset	Not yet finalized
(9)	Major Shareholders and Shareholding Ratio (planned)	Ricoh Co., Ltd.	8.36%
		European Refreshments	7.57%
		Coca-Cola (Japan) Company	6.12%
		Japan Trustee Service Bank, Ltd. (Trust Account)	2.66%
		The New Technology Development Foundation	2.59%

2.	Accounting treatment overview

As the Share Exchange falls under the category of “acquisition” in “Accounting Standard for Business Combinations”, the purchase method will be applied with CCW as the acquiring entity. Goodwill (or profit on negative goodwill) may be incurred as a result of the Share Exchange, however, the value has yet to be finalized at this time.

3.	Future outlook

CCW, CCEJ and CCJC will establish an Integration Steering Committee, led by the presidents of CCW, CCEJ and CCJC, to make decisions on strategies focusing on achieving sustainable growth of CCBJI and the Coca-Cola system in Japan such as CCBJI’s business plan, optimal group structure, the realization timing and approach of integration synergies. The integration is expected to deliver cost synergies of 20 billion yen (based on net annual income before adjustment for taxes) over the next three years, pending validation by the Integration Steering Committee. Members of the integration planning team will also represent a balance of representation from CCW and CCEJ. Any new information to be disclosed pursuant to the review shall be released immediately.

As the Business Integration is scheduled to become effective as of April 1, 2017, the impact of the Business Integration on CCW and CCEJ’s business performance this year is expected to be minimal. Moreover, the business forecast for FY2017 following the Business Integration shall be disclosed as soon as it is finalized.

4.	Matters regarding transaction etc. with majority shareholders
N/A

(Ref) Consolidated earnings forecast and previous year results
CCW (released on August 12, 2016)	(unit: MM yen)
	Net Sales Revenue	Operating Income	Ordinary Profit	Net Profit Attributable to the shareholders of the Parent Company
Earnings forecast （FY2016）	460,200	20,500	18,800	10,800
Previous year results （FY2015）	440,476	14,262	13,723	9,970

CCEJ (released on September 9, 2016)	(unit: MM yen)
	Net Sales Revenue	Operating Income	Ordinary Profit	Net Profit Attributable to the shareholders of the Parent Company
Earnings forecast （FY2016）	573,400	18,000	17,800	10,500
Previous year results （FY2015）	563,162	10,791	10,411	5,354

In conjunction with its business integration (“Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), Coca-Cola West Co., Ltd. (“CCW”) may be required to submit Form F-4 as registration to the U.S. Securities and Exchange Commission (“SEC”).  In such a case, the prospectus and other documentation will be included as part of Form F-4. Once Form F-4 is submitted and is made effective, the prospectus submitted as part of Form F-4 is expected to be sent to CCEJ’s shareholders in the U.S., prior to the General Shareholders’ Meeting where the voting will be held to approve the Business Integration. If Form F-4 must be submitted, the Form and prospectus will include valuable information related to both parties, the Business Integration, and other relevant data.  We request that the U.S. shareholders, to which the said prospectus shall be distributed, carefully read through Form F-4, which may be submitted to SEC with respect to the Business Integration, the prospectus, and other documents, prior to exercising the voting rights for the Business Integration at the General Shareholders’ Meeting. All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on SEC’s homepage (www.sec.gov). In addition, such documentation may be sent by post upon request free of charge.  Please contact the person below if you wish to apply for the documentation to be sent by post:

Company Name： Coca-Cola West Co., Ltd.
Address： 7-9-66, Hakozaki, Higashi-ku, Fukuoka-shi, Fukuoka, Japan, 812-8650
Person in charge： Masakiyo Uike, Finance Department
Tell： +81-92-641-8585　 Email：masakiyo-uike@ccwest.co.jp

This document includes information that may be applicable to the “descriptions pertaining to future assumptions” with respect to the success of failure of the Business Integration between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd. in addition to the outcomes thereof.  Except for the facts in the past or at present, the information provided herein may be applicable to the descriptions pertaining to future assumptions. The descriptions pertaining to future assumptions are based on the preconditions and decisions made by both parties according to the information made available at present and therefore contain known and/or unknown risks and uncertainties.  Due to these factors, the future business performance, business results, and financial conditions of both or either party (or the group after the integration) expressed or implied in the descriptions of future assumptions may produce significantly different outcomes from the content provided herein.  Please note that neither party assumes no obligation to update or make public the descriptions pertaining to future assumptions after the date hereof.  We request investors to refer to the disclosures that may be made by both parties (or the group after the integration) as to the announcement in Japan in the future and documents submitted to SEC.

The above-mentioned risks, uncertainties, and other factors include, but not limited to, the following items:

(1)	If and any case should considerable difficulty in the business integration of CCW and CCEJ arise
(2)	Relationship between the holding company and TCCC/CCJC after the business integration
(3)	Possibility of negative impact to the holding company’s financial results due to damage to brands caused by products quality issues
(4)	Impact on products demand of the holding company cause by heightening of the health consciousness among consumers
(5)	Changes in the market environment, including change in competitive environment and customer relationships with major customers
(6)	Unfavorable climate change for soft drinks sales
(7)	Fierce competition in health care/skin care business
(8)	Fluctuation in economic conditions both domestically and globally
(9)
The possibilities of incurring compliance expenses due to changes in respective laws, regulations and standards as well as further tightening of current regulations, etc. applicable to the holding company

(10)	The possibility of deleting and/or embezzlement of personal information and confidential information caused by malfunction of IT system, cyber accidents and/or any other reasons
(11)	The possibility of force majeure, or man made disasters which may trigger negative impact to employees, offices and major facilities and IT systems of the holding company
(12)	The possibility of water shortage